FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 7 April, 2004

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP SA ANNOUNCES 2003
CONSOLIDATED RESULTS

•	Turnaround in profitability, with net profits reaching 35.9 million Euros in 2003 against losses of 45.1 million Euros in 2002;
•	Significant turnaround at insurance operations, which returned to profitability;
•	Non-life insurer’s combined ratio reaches 97.4% and claims ratio improves to 61.2%;
•	Life assurance subsidiary’s business grows strongly particularly in private pension plans; technical results improve, as do financial results;
•	Strong growth in fees and commissions, reveal substantial support from banking activities;
•	Trading results post strong growth at banking units and increase profitability;
•	Considerable increase in investment banking profitability.

Luxembourg/Portugal – April 6, 2004 – Espírito Santo Financial Group S.A. (“ESFG”) (NYSE and Euronext Lisbon: ESF) announced today un-audited consolidated results for 2003.

After negative results of 45.1 million Euros in 2002, consolidated net profits for ESFG reached 35.9 million Euros at the end of 2003, reflecting the substantial turn-around in the results of its insurance operations in Portugal, underpinned by a strong performance from the banking units in the same period.

Consolidated net interest income declined 18.9 per cent to 479.3 million Euros against 591.2 million Euros in 2002. This decline reflected the decrease registered in Grupo Banco Espírito Santo (“BES Group”) in the same period, mainly attributable to the decline in interest rates, strict credit control, a decline in margin not matched by the increase in lending volume and an increase in provisions. Indeed, as a consequence of the difficult economic conditions prevailing in Portugal in 2003, overall customer loans showed modest growth (1.4% at consolidated level), with mortgages remaining the most dynamic factor, followed by corporate loans, as consumer loans suffered a significant decline in this period.

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On the other hand, consolidated Provisions for Loan Losses increased 13.9 per cent in 2003, reflecting the prudent approach taken by BES Group in Portugal in the face of recessionary pressures in the economy. Indeed, during the third quarter of the year, new rules relating to provisions for doubtful loans came into force. This new framework reduced the ratio of provisions for general banking risks to mortgage loans from 1% to 0.5% as from February, resulting in a considerable surplus of existing provisions in the balance sheet. These released provisions were fully allocated in reinforcing specific provisions for credit (see Other Operating Income and Expenses below).

Consolidated Fee and Commission Income increased 19.7% in 2003 to reach 356.1 million Euros, reflecting a very significant performance from BES Group in Portugal, not only in terms of traditional fee income but also from investment banking and asset management sources. The focus put on improving service quality and the launch of new client retention initiatives were crucial contributors to the growth achieved. Particular growth was felt in fees arising from securities transactions, asset management, bancassurance and factoring cross selling. In terms of investment banking, the principal source was project financing activity.

The principal factor behind the increases registered in Net Trading Account Profits, Net Investment Securities Gains and Net Gains on Foreign Currency Transactions was the excellent results achieved by trading activity carried out at BES Group. Indeed, it continued successfully to target opportunities arising out of a rebounding equity market and, in particular, from the evolution of interest rates, where marked fluctuations produced gains in fixed-rate instruments.

Included in the 82.6 million Euros increase in Other Operating Income is the 65.3 million Euros profit on the sale of a subsidiary (sale of consumer credit subsidiary Credibom). However, the profit on the sale of Credibom did not contribute to overall profit at ESFG consolidated level as it was transferred to provisions for general credit risks in Other Expenses. These include 91.5 million Euros in provisions for general banking risks and 32.6 million Euros in provisions for other liabilities and charges.

Insurance Premiums increased 16.4% to 1,258.0 million Euros as a consequence of renewed premium growth principally at the level of the life assurance subsidiary Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), which, despite the unfavourable macro-economic environment in Portugal, continued to experience very strong growth in new business, especially in the most profitable and strategically relevant products like PPRs (private pension plans).

Tranquilidade Vida continued to benefit from the exclusive access to the large customer base of the BES Group, which is crucial for the success of its life assurance activities, in a market largely dominated by bancassurance operations. In 2003, BES Group accounted for 93.3% of total production whilst the traditional channels – essentially the agent network managed by Tranquilidade - accounted for the remaining 6.7%.

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Tranquilidade Vida’s increase in overall premium income was supported by the strong performance of the most profitable and strategically relevant product segments. Tranquilidade Vida continues to maintain its strong market share of 29.8% in the profitable and the strategically important market of private pension plans in Portugal.

Tranquilidade Vida’s technical results increased by 10.4% in 2003. This was due to its focus on risk products as well as pension products, which have, in the first case, lower capital requirements and in both cases higher profitability margins. Indeed, pension plans and traditional risk products accounted for 86.0% of technical results in 2003, an increase of 12.1% compared to 2002.

In 2003, Tranquilidade Vida’s investment portfolio underwent a significant restructuring in order to reduce its exposure to equity capital markets, and to the effects of changing expectations relating to interest rates and structured products. This restructuring, coupled with the significant recovery in value of the strategic stakes held by Tranquilidade Vida in BES and Portugal Telecom – both largely responsible for the write-downs in 2001 and 2002 – enabled Tranquilidade Vida substantially to improve its results from financial activities in 2003 and completely to write-off the deferred losses incurred in 2001, which were still being carried in its accounts. These improvements contributed positively to Other Insurance Income, which evolved from -5.6 million Euros in 2002 to 203.2 million Euros in 2003.

Although premium levels remained much the same at the non-life insurer Companhia de Seguros Tranquilidade (“Tranquilidade”), the company achieved a significant turnaround in its operational and financial activities, which ensured its return to profitability. This result is mainly attributable to the restructuring of the business mix, which enabled Tranquilidade strongly to increase its operating profitability and to the increased return of its investment portfolio.

In terms of operational results, the combined ratio improved by approximately 9.9%, declining from 107.3% in 2002 to 97.4% during 2003. This improvement is largely explained by a significant reduction in claims (the claims ratio net of reinsurance decreased from 72.8% to 61.2%) and by the reduction in operating expenses from 84.0 million Euros in 2002 to 82.0 million Euros in 2003.

Meanwhile consolidated Insurance Benefits and Claims increased 16.7% to 1,228.9 million Euros, less than insurance revenues, reflecting the improved quality of the insurance portfolios. Consolidated Salaries, Benefits, and Occupancy Costs increased only 0.2% in 2003 mainly reflecting the successful cost containment policies carried out across the subsidiaries, principally BES Group and the Tranquilidade insurance companies.

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(Tables to Follow)

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

	(In millions of Euro)
ASSETS
Cash and due from banks	1 815.2	1 627.3
Interest-earning deposits with banks	4 929.7	5 676.1
Trading account securities	483.3	458.2
Investment securities	7 947.7	8 465.6
Loans and advances to customers	27 199.5	27 590.1
Allowance for loan losses	(782.6)	(820.1)
Other equity holdings	808.4	799.5
Accrued interest income	252.6	226.0
Property and equipment	527.6	440.7
Other assets	2 407.2	3 200.0

TOTAL ASSETS	45 588.6	47 663.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits from banks	3 977.0	3 412.8
Demand deposits	6 832.2	6 602.8
Time deposits	12 383.4	12 838.0
Securities sold under repurchase agreements	1 536.3	458.2
Other short-term borrowings	1 433.5	1 812.5
Insurance reserves	4 977.5	5 383.5
Accrued interest and other liabilities	1 088.6	1 670.7
Corporate borrowings and long-term debt	10 983.1	12 923.3
Convertible bonds	307.3	310.0

TOTAL LIABILITIES	43 518.9	45 411.8

MINORITY INTERESTS	2 029.4	2 167.3

SHAREHOLDERS' EQUITY
Ordinary shares, EUR10 par value;
100 000 000 shares authorised (2002: 100 000 000)
47 908 555 shares issued	479.1	479.1
Treasury stock, at cost	(35.9)	-
Retained earnings	(407.8)	(396.0)
Accumulated other comprehensive income	4.9	1.2

TOTAL SHAREHOLDERS' EQUITY	40.3	84.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45 588.6	47 663.4

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,

	2001		2002		2003

			(In millions of Euro)
INTEREST INCOME
Interest on loans	1 631.3		1 489.6		1 267.5
Interest and dividends on securities:
Trading securities	28.0		98.0		59.1
Investment securities	242.0		180.5		208.5
Other interest income	244.6		119.6		136.7

Total interest income	2 145.9		1 887.7		1 671.8

INTEREST EXPENSE
Interest on deposits	859.9		524.1		419.1
Interest on securities sold under repurchase
agreements	28.2		41.9		28.6
Interest on short-term borrowings	95.0		47.5		33.1
Interest on corporate borrowings and
long-term debt	402.4		438.3		432.2
Interest on convertible bonds	1.3		12.9		15.5

Total interest expense	1 386.8		1 064.7		928.5

NET INTEREST INCOME	759.1		823.0		743.3
Provisions for loan losses	(143.1)		(231.8)		(264.0)

Net interest income after provision for loan
losses	616.0		591.2		479.3

OTHER INCOME
Fee and commission income	295.4		297.5		356.1
Net trading account profits (losses)	(2.3)		(47.3)		21.4
Net investment securities gains (losses)	(50.9)		(30.2)		28.7
Insurance premiums	1 168.0		1 080.3		1 258.0
Other insurance income	163.7		(5.6)		203.2
Net gains on foreign currency transactions	147.1		216.5		182.3
Other operating income	132.8		152.4		235.0

Total other income	1 853.8		1 663.6		2 284.7

	Years ended December 31,

	2001		2002		2003

	(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits	439.7		441.8		444.7
Occupancy cost	53.9		55.2		53.5
Insurance benefits and claims	1 161.4		1 053.1		1 228.9
Insurance underwriting and related expenses	96.2		86.0		84.7
Depreciation	62.9		65.6		55.3
Amortization	81.8		90.6		101.9
Other expenses	344.3		345.1		474.5

Total other expenses	2 240.2		2 137.4		2 443.5

Income before income taxes and minority
interests	229.6		117.4		320.5
Income taxes	(49.4)		(14.2)		(66.7)
Minority interests in income of consolidated
subsidiaries	(169.4)		(146.4)		(217.7)
Income/(losses) in associated undertakings	0.2		(1.9)		(0.2)

NET INCOME (LOSS)	11.0		(45.1)		35.9

NET INCOME (LOSS) PER SHARE
Basic	0.25		(1.04)		0.79
Diluted	0.25	-1	(1.04	) -1	0.79
Weighted average number of shares
outstanding:	44,253,510		43,253,371		45,643,406

For basic earnings per share	44,253,510	-1	43,253,371	-1	45,643,406
For diluted earnings per share

(1) Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 7 April, 2004